

SECURITIES AND EXCHANGE COMMISSION

05044174

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 29236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Grigsby & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 California Street Suite 320
(No and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Chin (415) 392-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 25 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Calvin B. Grigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grigsby & Associates, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 4th day of Nov, 2005

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title



DARNELLA BROADEN
Commission # 1375539
Notary Public - California
San Francisco County
My Comm. Expires Oct 13, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Grigsby & Associates, Inc.

We have audited the accompanying statement of financial condition of Grigsby & Associates, Inc. as of September 30, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Dynamics Securities Corporation as of September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 27, 2005

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2005

Assets

Cash and cash equivalents	$ 445,037
Deposits with clearing organization	200,000
Marketable securities, at market	144,898
Securities, not readily marketable	4,200
Receivable from related party	857,654
Receivable-other	1,400,000
Equipment & furniture, net	12,472
Deposits	19,572
Other assets	7,890
Investments in unconsolidated affiliates	–
Total assets	$ 3,091,723

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 23,761
Income tax payable	82,043
Total liabilities	105,804
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	30,000
Additional paid-in capital	3,838,522
Accumulated deficit	(882,603)
Total stockholder's equity	2,985,919
Total liabilities & stockholder's equity	$ 3,091,723

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Income
For the Year Ended September 30, 2005

Revenues	
Commissions	$ 236,821
Underwriting fees	22,445
Interest income and dividends	17,953
Interest income, non-taxable	450
Unrealized gains (losses)	97,457
Realized gains (losses)	(34,614)
Other income	1,757,268
Total revenues	2,097,780
Expenses	
Employee compensation and benefits	242,608
Underwriting	96,509
Communications	32,171
Interest	8,417
Occupancy and equipment rental	114,612
Taxes, licenses, & fees, other than income taxes	20,447
Other operating expenses	461,776
Total expenses	976,540
Net income (loss) before income taxes	1,121,240
Total income tax provision	90,543
Net income (loss)	$ 1,030,697

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, September 30, 2004	$ 30,000	$ 3,638,522	$(1,913,300)	$1,755,222
Additional paid-in capital	-	200,000	-	200,000
Net income (loss)	-	-	1,030,697	1,030,697
Balance, September 30, 2005	$ 30,000	$3,838,522	$ (882,603)	$2,985,919

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Cash Flows
For the year ended September 30, 2005

Cash flows from operating activities:		
Net income (loss)		$ 1,030,697
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 2,779	
Valuation of marketable securities to market	(97,785)	
(Gain) loss on sale of marketable securities	8,809	
(Increase) decrease in:		
Receivable from clearing firm	(200,000)	
Receivable, other than trade	(1,359,802)	
Deposits	(13,912)	
Other assets	30,125	
(Decrease) increase in:		
Accounts payable and accrued expenses	(19,267)	
Income taxes payable	74,367	
Total adjustments		(1,574,686)
Net cash and cash equivalents provided by (used in) operating activities		(543,989)
Cash flows from investing activities:		
Proceeds from sale of marketable securities	300,000	
Purchase of equipment	(15,251)	
Net cash and cash equivalents provided by (used in) investing activities		284,749
Cash flows from financing activities:		
Collection of related party loan	321,081	
Proceeds from issuance of additional paid–in capital	200,000	
Net cash and cash equivalents provided by (used in) financing activities		521,081
Net decrease in cash and cash equivalents		261,841
Cash and cash equivalents at beginning of year		183,196
Cash and cash equivalents at end of year		$ 445,037
Supplemental disclosure of cash flow information:		
Cash paid during the year for the period ended September 30, 2005		
Interest	$ –	
Income taxes	$ 8,500	

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Notes to Financial Statements
September 30, 2005

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

Basis of Consolidation

The consolidated financial statements include the accounts of Grigsby Brandford Capital Partners (the Subsidiary), a wholly-owned subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation.

General

Grigsby & Associates, Inc. and Subsidiary (formerly Grigsby Brandford & Co., Inc.) was incorporated in 1981, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in April, 1983. Grigsby & Associates, Inc. and Subsidiary (the "Company") is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Municipal Rule Making Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to investments in partnerships and closely held corporations (use of different methods of accounting for financial statement and income tax purposes), depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and contributions (limitations on amount of deduction based upon income for income tax purposes and for financial statement purposes).

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Party Transactions

The receivable from related party is unsecured and non-interest bearing. If interest would have been charged at the current U.S. bank rates, approximately 4%, the interest income not included in these financial statements of $40,728 is material to the financial statements when taken as a whole.

The sole shareholder and president of the Company is also the sole stockholder and president of Fiscal Funding Co., Inc.. The Company shares office space with Fiscal Funding. Fiscal Funding has paid half of the lease expenses associated with the Company's office rent. These statements do not reflect any adjustment for these amounts.

Securities Owned

Investments in marketable securities at market value transactions are shown at market value. The change in unrealized gains and losses on investments in marketable securities at market value is reflected in the statements of operations. Securities transactions are recorded on a trade date basis.

Mutual funds and annuities income are recognized when earned.

Investments in Unconsolidated Affiliates

The investment in unconsolidated affiliates in which the Company maintains a 50% interest, is accounted for under the equity method. The Company's interest is carried at cost adjusted for its proportionate share of distributed and undistributed earnings or losses.

Rent expense for the year ended September 30, 2005, was $104,687, and is included in occupancy and equipment rental in the statement of income.

Note 2: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company owns a 50% interest in two closely-held corporations (G.B. Derivative Products Corporation and GBDP Corporation). These two corporations own general partnership interests in three partnerships (1% - GB Derivative Products., L.P., 1% - GBDP Holdings, L.P., and 1% - GBDP, L.P.). The Company also owns a limited partnership interest in two of these partnerships (49.5% - GB Derivative Products Co., L.P. and 49.5% - GBDP Holdings, L.P.). GBDP

Note 2: INVESTMENTS IN UNCONSOLIDATED AFFILIATES (Continued)

Holdings, L.P. in addition, owns a 99% limited partnership interest in GBDP, L.P.. The unconsolidated affiliates are collectively referred to as GBR Financial Products Companies (GBR).

The affiliated companies were formed to engage in interest and currency swap transactions through GBDP, L.P.. These transactions involve obligating itself to pay a stream of payments at a given rate while simultaneously entering into a hedging transaction to receive a stream of payments at a rate in excess of that of the payment stream. Revenues are recorded as the net payment stream. Because of the degree of uncertainty involving these transactions, the Company accounts for its equity investment in these entities on the cash receipts and disbursements method of accounting.

In accordance with the limited partnership agreement, the Company made a capital contribution of $545,000 to GBDP Holdings, L.P.. In accordance with the agreement, the Company is liable only to the extent of its capital contribution. The allocation of the partnership loss is allocated first to the Company, equal to the excess of its aggregate capital contributions of the other limited partner. At September 30, 2005, the Company was the sole contributor to the partnership.

The Company's share of partners' (deficit) and equity earnings of approximately ($25,000), at September 30, 2005 has not been recorded.

Subsequent to September 30, 1996, the Company has been unsuccessful in obtaining any information from GBR, regarding its 50% financial interest. The Company was seeking legal demand for access to the books and records of GBR. (See Note 8)

The Company's investment in GBR is carried at zero value. There has been no income or expenses on its investment in GBR on the statement of operations for the year ended September 30, 2005, nor has the Company received any distributions from GBR during the year ended September 30, 2005.

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $200,000 with Huntleigh Securities Corporation as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4: MARKETABLE SECURITIES

The Company's securities investments are held principally for the purpose of selling in the near term and are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period in earnings. The market value of these investments at September 30, 2005 was $144,898.

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 1,200 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants were exercisable in four tranches over four years. The third tranche became exercisable on June 28, 2004 at $14 and expired on June 27, 2005. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 4	1,200 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $4,200.

Note 6: EQUIPMENT AND FURNITURE, NET

The equipment and furniture are recorded at cost as follows:

Equipment and furniture	$ 209,251
Accumulated depreciation and amortization	(196,779)
Equipment and furniture, net	$ 12,472

Depreciation expense for the year ended September 30, 2005, was $2,779.

Note 7: PENSION PLAN

The Company maintains a defined contribution pension plan covering substantially all of the Company's employees. The Company contributes an amount equal to 10% of participant's compensation subject to a maximum contribution of $15,000, per employee. For the year ended September 30, 2005, the Company contributed $29,033 to the plan, which is included in employee compensation and benefits in the statement of operations.

Note 8: INCOME TAXES

The current provision of $90,543 for income taxes consists of the California Franchise tax for Grigsby & Associates, Inc.

The Company has available at September 30, 2005 unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $417,347, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended September 30,
$ 486,752	2018
920,226	2019
317,975	2020
516,527	2021
141,443	2022
399,388	2023
$ 2,782,311	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 9: COMMITMENTS AND CONTINGENCIES

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2005 were subsequently settled and had no material effect on the financial statements as of that date.

Litigation

The Company and Calvin Grigsby filed a lawsuit in the federal district court in Manhattan against J. Donald Rice Jr., Rice Derivative Holdings, L.P., Rice Derivative Holdings Corporation, GBR Derivative Products Company, L.P., GBR Derivative Products Corporation GBDP, L.P., GBDP Holdings, L.P., GBDP Corporation, GB Derivative Products Company, L.P., and GB Derivative Products Corporation (Collectively "Defendants"). The Company alleged that they were owed monies by the defendants from the operation of a series of limited partnerships involving the parties (see Note 2), which partnerships engaged in interest rate swap transactions in connection with municipal bond financing.

Note 9: COMMITMENTS AND CONTINGENCIES (Continued)

The complaint set forth the following claims:(1) to compel inspection of the defendants' books and records; (2) an accounting;(3) breach of fiduciary duty, (4) unjust enrichment and (5) constructive trust. The complaint sought both equitable remedies and damages for breach of fiduciary duty in an unspecified amount.

The Company entered into a settlement on August 22, 2005. The Company was awarded $1,750,000 and has collected $350,268. The settlement agreement states that $182,966 will be payable every three months from December 15, 2005 through September 15, 2007 at four percent interest.

The settlement agreement also states that if an agreement terminating a Phase I swap can be reached, the Company will effect a dissolution of GBDP Holdings, L.P., GB Derivative Products Company, L.P., GBDP Corporation, and GB Derivative Products Corporation.

Concentrations of Credit Risk

The Company invests in marketable securities, the value of which is subject to market conditions at any given time.

The Company's receivables are predominately from other broker/dealers.

The Company maintains cash balances at financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2005, the Company's uninsured cash balances totaled $227,083.

Operating Lease

In February 2002, the Company entered into a five (5) year lease for its San Francisco office space.

In January 2005, the Company entered into a three (3) year lease for its New York office space. The New York office is a new branch.

Under these agreements total rent expense for the year ended September 30, 2005 was $100,545.

Note 9: COMMITMENTS AND CONTINGENCIES (Continued)

The future minimum lease expenses in the aggregate and for each of the five succeeding years are:

	September 30,
2006	$ 61,459
2007	45,813
2008	11,537
2009	–
2010 and thereafter	–
Total	$ 118,809

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 11: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2005, the Company's net capital of $623,522 exceeded the minimum net capital requirement by $523,522; and the Company's ratio of aggregate indebtedness ($105,804) to net capital was 0.2:1, which is less than the 15 to 1 maximum ratio allowed of a Broker/Dealer.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $109,435 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 732,957
Adjustments:		
Accumulated deficit	$ 1,216,429	
Non-allowable assets	(1,327,673)	
Haircuts and undue concentration	1,809	
Total adjustments		(109,435)
Net capital per audited statements		$ 623,522

Grigsby & Associates, Inc. and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2005

Computation of net capital		
Common stock	$ 30,000	
Additional paid-in capital	3,838,522	
Accumulated deficit	(882,603)	
Total stockholder's equity		$ 2,985,919
Less: Non-allowable assets		
Securities, not readily marketable	(4,200)	
Receivable from related parties	(857,654)	
Receivable-other	(1,400,000)	
Deposits	(19,572)	
Furniture & equipment, net	(12,472)	
Other assets	(15,590)	
Total adjustments		(2,309,488)
Net capital before haircuts		676,431
Haircuts on securities		
Money market	(6,542)	
Municipal bonds	(613)	
Corporate stocks	(20,153)	
Other - Fidelity Bond deductible	(13,000)	
Total haircuts on securities		(40,308)
Undue concentration		(12,601)
Total haircuts and undue concentration		(52,909)
Net capital		623,522
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 7,054	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 5,23,522
Ratio of aggregate indebtedness to net capital	0.2: 1	

There is a $109,435 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 12.

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2005

A computation of reserve requirement is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2005

Information relating to possession or control requirements is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended September 30, 2005

Board of Directors
Grigsby & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Pension Dynamics Securities Corporation ("the Company"), for the year ended September 30, 2005, We considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Pension Dynamics Securities Corporation including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 27, 2005